Exhibit 99.9
NICE Actimize Transforms Flagstar Bank’s Financial Crime Strategy To
Enable Future Transition to Intelligent Automation

NICE Actimize’s AML and case management platform, when combined with machine learning analytics, can reduce investigation time up to 70 percent

Hoboken, N.J., August 28, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been chosen by Flagstar Bank to transform and build its financial crime strategy with its new anti-money laundering and case management solutions. The implementation will include NICE Actimize’s recently launched Suspicious Activity Monitoring (SAM9) solution along with Actimize ActOne, an investigation management system that can serve as the financial institution’s next generation alert and case management platform.

Flagstar Bank, a current customer of NICE Actimize, will kick off its transformation efforts with the Actimize Suspicious Activity Monitoring, SAM9, which introduces NICE Actimize’s innovative concept of Autonomous Financial Crime Management to the SAM anti-money laundering solution for the first time. Additionally, NICE Actimize’s ActOne Management System, when working in tandem with the AML solution, will improve analysts’ decision making while reducing investigation time for a single alert by up to 70 percent.

“Over the course of our relationship, we have come to value NICE Actimize for their deep industry experience and investment in leading-edge financial crime products, such as their anti-money laundering and advanced case management solutions, said Matthew Paulsen, director of BSA/AML Compliance, Flagstar Bank. “We are particularly excited about the synergies and the end-to-end capabilities that SAM9 and ActOne will bring to Flagstar in helping us fight financial crime.”

“As one of our first efforts in an Autonomous Financial Crime Management solution, this strategic assignment for NICE Actimize demonstrates the strength and accessibility of our end-to-end offerings,” said Joe Friscia, President, NICE Actimize. “This innovative financial crime system can ultimately be transformed by applying AI-enabled robotics and automation to its ecosystem. Together, our AML and ActOne solutions provide the key to better resource utilization, increased accuracy and productivity, and improved return on investment.”

Additional assets:
•	For NICE Actimize’s integrated anti-money laundering solutions, please click here.
•	For NICE Actimize’s ActOne Investigation Management, please click here.

About Flagstar Bancorp
Flagstar Bancorp, Inc. (NYSE: FBC) is an $18.1 billion savings and loan holding company headquartered in Troy, Mich. Flagstar Bank, FSB, provides commercial, small business, and consumer banking services through 107 branches in Michigan and California. It also provides home loans through a wholesale network of brokers and correspondents in all 50 states, as well as 88 retail locations in 31 states, representing the combined retail branches of Flagstar and its Opes Advisors mortgage division. Flagstar is a leading national originator and servicer of mortgage loans, handling payments and record keeping for $120 billion of home loans representing over 535,000 borrowers. For more information, please visit flagstar.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.